Exhibit 99.1

Notification of Major Holdings Page 1 | 5 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country T. Rowe Price International Funds, Inc. Baltimore, Maryland United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 31/03/2023

Page 2 | 5 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 5,00293601512% 0,00% 5,00293601512% 177.185.736 Previous notification (if applicable) 3,10% 0,59% 3,69% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 8.864.489 0,00% 5,00 % Total 8.864.489 5,00293601512 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00%

Page 3 | 5 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % 0 0,00 % Voting rights absolute Voting rights in % Total 0 0,00%

Page 4 | 5 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) T. Rowe Price International Funds, Inc. T. Rowe Price International Stock Fund - T. Rowe Price International Funds, Inc. T. Rowe Price Overseas Stock Fund - T. Rowe Price International Funds, Inc. T. Rowe Price International Discovery Fund - T. Rowe Price International Funds, Inc. T. Rowe Price Global Growth Stock Fund - T. Rowe Price International Funds, Inc. T. Rowe Price European Stock Fund

Page 5 | 5 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 04/04/2023 Gary Greb